UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

7-1, Nihonbashi 2-chome

Chuo-ku, Tokyo, 103-6060 Japan

Attention: General Manager

Telephone: 81 3 3282 7813

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

October 23, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the 74,950,797 Common Shares that the Issuer reported as issued and outstanding as of August 2, 2019 in the Issuer’s Quarterly Report on Form 10-Q filed August 6, 2019.

Explanatory Statement

This Amendment No. 18 (“Amendment No. 18”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended by Amendments Nos. 1 through 17 filed jointly by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 18 is being filed jointly by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

As a major shareholder of the Issuer, Marubeni continuously monitors its investment in the Issuer, taking into account the Issuer’s financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, conditions in the aviation and aircraft finance markets, general economic and industry conditions, Marubeni’s business objectives, and other relevant factors. Pursuant to this process, Marubeni recently decided to pursue a potential acquisition of all of the Common Shares it does not already own (a “Buyout Transaction”). To that end, Marubeni has requested and obtained access to initial due diligence materials from the Issuer, engaged financial and legal advisers, and conducted preliminary discussions with the Issuer regarding hypothetical terms of a Buyout Transaction. Marubeni has not made a formal proposal for a Buyout Transaction, and it has not determined to do so. Any final decision by Marubeni to proceed with a definitive proposal for a Buyout Transaction will be subject to the completion of its due diligence review and receipt of internal corporate approvals, among other things. Marubeni ultimately may decide not to pursue a Buyout Transaction, and even if Marubeni does pursue a Buyout Transaction, it may be unable to complete a definitive agreement with the Issuer for a Buyout Transaction (for example, if it is unable to reach agreement with the Issuer on the price per Common Share to be paid).

Marubeni presently expects that it will pursue a Buyout Transaction only as part of a consortium with one or more other companies. Marubeni has held preliminary discussions with potential consortium partners, but no agreement has been reached on the terms of any consortium. Marubeni expects that before any consortium partner commits to participate with Marubeni in a Buyout Transaction, the consortium partner will need to complete its own due diligence and financial analyses and obtain the requisite internal corporate approvals.

Under the terms of the Shareholder Agreement, Marubeni is prohibited from making a proposal for a Buyout Transaction, and from disclosing an intent to make a proposal, without first obtaining the approval of the Issuer’s independent directors. That approval was granted on October 23, 2019.

Any discussions between Marubeni and the Issuer regarding a possible transaction will be confidential. Accordingly, except as may be required under the federal securities laws, Marubeni expects to make no further public disclosure regarding this process unless the parties enter into a definitive agreement for a transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2019

MARUBENI CORPORATION

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	General Manager, Finance & Leasing Business Dept. – II

MARUBENI AVIATION CORPORATION

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title	Managing Director